3/11/02



02007647

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-~~47642~~ 50293

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
354
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Century Capital Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6530 South Yosemite Street
(No. and Street)

Englewood	CO	80111-5126
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen S. Kurtz (303) 796-2600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER, JEFFRIES & CO.
(Name — *if individual, state last, first, middle name*)

4155 EAST JEWELL AVENUE, SUITE 307	DENVER	COLORADO	80222
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen S. Kurtz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Century Capital Group, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title



NOTARY PUBLIC
SHERI L.
KELLEY

Notary Public

My Commission Expires 10/04/2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control Required By SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTURY CAPITAL GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2001

CENTURY CAPITAL GROUP, INC.

CONTENTS

	Page
Independent Auditors' Report	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Shareholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-9
Supplementary Information:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 included in the Company's Corresponding Unaudited Form X-17A-5 Part II Filing	10
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	11-12

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Century Capital Group, Inc.

We have audited the accompanying statement of financial condition of Century Capital Group, Inc. as of December 31, 2001, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Century Capital Group, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Spicer, Jeffries & Co.

Denver, Colorado
January 30, 2002

CENTURY CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	1 278 772
Fees receivable, net of allowance of $43,452 (Note 1)		156 236
Other assets		3 300
	$	**1 438 308**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accrued commissions	$	37 500
Due to related parties (Note 2)		665 881
Other liabilities		6 840
TOTAL LIABILITIES		710 221
CONTINGENCIES (Note 3)		
SHAREHOLDER'S EQUITY:		
Common stock, no par value; 850 shares authorized; 1 share issued and outstanding		728 087
Retained earnings		-
TOTAL SHAREHOLDER'S EQUITY		728 087
	$	**1 438 308**

The accompanying notes are an integral part of this statement.

CENTURY CAPITAL GROUP, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUE:		
Fees	$	1 941 145
Interest income		132 721
Total revenue		2 073 866
EXPENSES:		
Salaries, commissions, payroll taxes and benefits		772 126
Professional fees		116 520
Communications expense		7 480
Travel and entertainment		11 408
Occupancy		104 295
Bad debt expense		36 423
General and administrative expenses		274 876
Total expenses		1 323 128
INCOME BEFORE PROVISION FOR INCOME TAXES		750 738
INCOME TAX PROVISION		314 954
NET INCOME	**$**	**435 784**

The accompanying notes are an integral part of this statement.

CENTURY CAPITAL GROUP, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock		Retained
	Shares	Amount	Earnings
BALANCES, December 31, 2000	1	$ 1 616 913	$ 275 390
Distributions	-	(888 826)	(711 174)
Net income	-	-	435 784
BALANCES, December 31, 2001	**1**	**$ 728 087**	**$ -**

The accompanying notes are an integral part of this statement.

CENTURY CAPITAL GROUP, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	435 784
Adjustments to reconcile net income to net cash provided by operating activities:		
Bad debt expense		36 423
Increase in fees receivable		(7 514)
Decrease in other assets		6 945
Decrease in accrued commissions		(37 500)
Decrease in other liabilities		(9 123)
Net cash provided by operating activities		425 015
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to parent		(1 600 000)
Increase in due to parent		388 291
Net cash used in financing activities		(1 211 709)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(786 694)
CASH AND CASH EQUIVALENTS, at beginning of year		2 065 466
CASH AND CASH EQUIVALENTS, at end of year	**$**	**1 278 772**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Century Capital Group, Inc. is a Colorado corporation and operated as a securities broker-dealer registered with the Securities and Exchange Commission. In January 2002, the Company withdrew from registration as a broker-dealer. The Company is a wholly-owned subsidiary of Century Business Services, Inc. ("Parent"). The Company operated as an investment banker where it raised capital for entities and participated in mergers and acquisitions for a fee. Substantially all amounts received in this capacity were paid out to its affiliate.

The Company did not hold customer securities or perform custodial functions relating to customer accounts, and therefore was exempt from the possession and control requirements of Rule 15c3-3 under 15c3-3(k)(2)(i).

The Company uses the allowance method for bad debts. At December 31, 2001 the Company has a reserve of $43,452 for potential uncollectible receivables. Management believes this to be an adequate reserve.

The Company files a consolidated federal income tax return with its parent. The difference between the effective tax rate and the statutory federal tax rate is primarily due to state income taxes.

For purposes of cash flows, the Company considers all liquid debt instruments with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2001, the Company had net capital and net capital requirements of $568,551 and $47,348, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.25 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company entered into an agreement with an affiliate that provides for the affiliate to pay all expenses incurred by the Company. The Company is then charged their portion of these expenses on a monthly basis. During the year ended December 31, 2001, the Company paid approximately $700,923 to this affiliate for expenses and at December 31, 2001 owed $68,006 to the affiliate.

At December 31, 2001 the Company had a payable to its parent representing insurance expense of $76,670, miscellaneous services and expenses of $5,376 and $515,829 of current and prior year income taxes due to its parent, computed as if the Company filed on a separate company basis (see Note 1).

During the year ended December 31, 2001, the Company paid an affiliate $226,102 for commissions.

NOTE 4 - FINANCIAL INSTRUMENTS AND OFF- BALANCE SHEET RISKS

The Company has deposits in banks in excess of the FDIC insured amount of $100,000. The amounts in excess of $100,000 are subject to loss should the bank cease business.

The Company's financial instruments, including cash, receivables, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

SUPPLEMENTARY INFORMATION

CENTURY CAPITAL GROUP, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 DECEMBER 31, 2001

CREDIT:	
Shareholder's equity	$ 728 087
DEBITS:	
Nonallowable assets:	
Fees receivable, net	156 236
Other assets	3 300
Total debits	159 536
NET CAPITAL	568 551
Minimum requirements of 6-2/3% of aggregate indebtedness of $710,221 or $5,000, whichever is greater	47 348
Excess net capital	**$ 521 203**
AGGREGATE INDEBTEDNESS:	
Accrued Commissions	37 500
Due to related parties	665 881
Other liabilities	6 840
TOTAL AGGREGATE INDEBTEDNESS	**$ 710 221**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**1.25 to 1**

NOTE: There are no material differences in the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

See the accompanying Independent Auditors' Report.

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Century Capital Group, Inc.

In planning and performing our audit of the financial statements of Century Capital Group, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Century Capital Group, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing organizations. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or complying with the requirements for prompt payment for securities under section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Century Capital Group, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

In addition, our review indicated that Century Capital Group, Inc. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2001, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
January 30, 2002